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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29540


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


Anicom, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

035250109
(CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G

CUSIP No. 035250109

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Alan B. Anixter


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]
Not Applicable

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

5 SOLE VOTING POWER
130,002

6 SHARED VOTING POWER
-0-

7 SOLE DISPOSITIVE POWER
130,002

8 SHARED DISPOSITIVE POWER
-0-

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,002

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*  [ X ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.5%

12 TYPE OF REPORTING PERSON*
IN


Item 1(a). Name of Issuer: Anicom, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
6133 North River Road
Suite 410
Rosemont, Illinois  60018-5171

Item 2(a). Name of Person Filing:  Alan B. Anixter

Item 2(b). Address of Principal Business Office:
6133 North River Road
Suite 410
Rosemont, Illinois  60018-5171

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:
Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:  035250109

Item 3. Type of Person: Not Applicable.

Item 4. Ownership:

(a) Amount Beneficially Owned:  80,002 (1)(2)

(b) Percent of Class:  0.5% (1)(2)

(c) Number of shares as to which person has:

(i) sole power to vote or to direct the vote: 130,002 (1)(2)

(ii) shared power to vote or to direct the vote:  -0-

(iii) sole power to dispose or to direct the disposition of:
130,002 (1)(2)

(iv) shared power to dispose or to direct the disposition of:  -0-

(1) Includes 30,000 shares which Mr. Anixter has the right to acquire within 60 days of the date hereof pursuant to the exercise of stock options.

(2) Excludes 50,000 shares held in trust for the benefit of one of Mr. Anixter's family members for which Mr. Anixter disclaims beneficial ownership. The inclusion of such shares in item 4(c) shall not be construed as an admission that Mr. Anixter, for the purpose of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934 or otherwise, is the beneficial owner of such securities. Mr. Anixter has sole power to direct the vote of the securities and sole power to dispose of the securities.

Item 5. Ownership of Five Percent or less of a Class:
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person:  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:  Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.

Item 9. Notice of Dissolution of Group: Not Applicable.

Item 10. Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 4, 1997

/s/ ALAN B. ANIXTER
-------------------------
Alan B. Anixter